Joint Filing Agreement

Each of the undersigned hereby agrees that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto on their respective behalf, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page to Follow]

Lincoln National Corporation

By: _Gordon Huellmantel_
Name: Gordon Huellmantel
Title: Senior Vice President
Date: April 15, 2026

The Lincoln National Life Insurance Company

By: _Gordon Huellmantel_
Name: Gordon Huellmantel
Title: Senior Vice President
Date: April 15, 2026

Lincoln Financial Investments Corporation

By: _Gordon Huellmantel_
Name: Gordon Huellmantel
Title: Senior Vice President
Date: April 15, 2026

LVIP Aggressive Growth Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust

By: _Gordon Huellmantel_
Name: Gordon Huellmantel
Title: Senior Vice President
Date: April 15, 2026

LVIP Global Conservative Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust

By: _Gordon Huellmantel_
Name: Gordon Huellmantel
Title: Senior Vice President
Date: April 15, 2026

LVIP Global Growth Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust

By: _Gordon Huellmantel_
Name: Gordon Huellmantel
Title: Senior Vice President
Date: April 15, 2026

LVIP Global Moderate Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust

By: _Gordon Huellmantel_
Name: Gordon Huellmantel
Title: Senior Vice President
Date: April 15, 2026

LVIP U.S. Aggressive Growth Allocation Managed Risk Fund,
a series of Lincoln Variable Insurance Products Trust

By: *Gordon Huellmantel*

Name: Gordon Huellmantel
 Title: Senior Vice President
 Date: April 15, 2026

LVIP U.S. Growth Allocation Managed Risk Fund,
a series of Lincoln Variable Insurance Products Trust

By: *Gordon Huellmantel*

Name: Gordon Huellmantel
 Title: Senior Vice President
 Date: April 15, 2026